EXHIBIT 12

       GENERAL ELECTRIC CAPITAL SERVICES, INC. AND CONSOLIDATED AFFILIATES

              COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND
           COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES
                          AND PREFERRED STOCK DIVIDENDS

                        THREE MONTHS ENDED MARCH 30, 1996

                                   (Unaudited)

                                                                        RATIO OF
                                                                      EARNINGS TO
                                                                        COMBINED
                                                                           FIXED
                                                                         CHARGES
                                                           RATIO OF          AND
                                                           EARNINGS    PREFERRED
(Dollar amounts in millions)                               TO FIXED        STOCK
                                                            CHARGES    DIVIDENDS
                                                           --------     --------

Net earnings ...........................................   $    650    $    650
Provision for income taxes .............................        323         323
Minority interest in net earnings  of consolidated
 affiliates ............................................         44          44
                                                           --------    --------
Earnings before provision for income taxes and
 minority interest .....................................      1,017       1,017
                                                           --------    --------
Fixed charges:

Interest ...............................................      1,750       1,750
One-third of rentals ...................................         41          41
                                                           --------    --------

Total fixed charges ....................................      1,791       1,791
                                                           --------    --------

Less capitalized interest, net of amortization .........          6           6

Earnings before provision for income taxes and
 minority interest plus fixed charges ..................   $  2,802    $  2,802
                                                           ========    ========

Ratio of earnings to fixed charges .....................       1.56
                                                           ========

Preferred stock dividend requirements ..................               $     --
Ratio of earnings before provision for
 income taxes to net earnings ..........................                   1.50
Preferred stock dividend on pre-tax basis ..............                     --
Fixed charges ..........................................                  1,791
                                                                       --------
Total fixed charges and preferred stock dividend
 requirements ..........................................               $  1,791
                                                                       ========

Ratio of earnings to combined fixed charges and
 preferred stock dividends .............................                   1.56
                                                                       ========

For purposes of computing the ratios, fixed charges consist of interest on all indebtedness and one-third of rentals, which management believes is a reasonable approximation of the interest factor of such rentals.